UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

OPTICAL CABLE CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	000-27022	54-1237042
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

5290 Concourse Drive Roanoke, VA		24019
(Address of principal executive offices)		(Zip Code)

Tracy G. Smith		(540) 265-0690
(Name and telephone number including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Company Overview

Optical Cable Corporation (or OCC®) manufactures a broad range of fiber optic and copper data communication cabling and connectivity solutions. OCC’s products include fiber optic and copper cabling, fiber optic and copper connectors, specialty fiber optic and copper connectors, fiber optic and copper patch cords, pre-terminated fiber optic and copper cable assemblies, racks, cabinets, datacom enclosures, patch panels, face plates, multi-media boxes, and other cable and connectivity management accessories.

Conflict Minerals Disclosure

OCC evaluated its current product lines and determined that certain products manufactured contain conflict minerals, defined by Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“the Act”) as columbite-tantalite (tantalum), cassiterite (tin), wolframite (tungsten) and gold.

Certain of the conflict minerals are contained in some of the wire and metal connector components used by the Company in the manufacturing process. On a more limited basis, OCC uses certain conflict minerals in the production of products in its fiber optic cable product lines.

OCC has performed a reasonable country of origin inquiry (“RCOI”) which included the following procedures:

●

Questionnaires were drafted and sent to all current wire and metal component suppliers requiring identification of any conflict minerals from the Democratic Republic of the Congo (“DRC”) or an adjoining country;

●	Upon receipt from suppliers, all questionnaires were reviewed to determine whether conflict minerals were from the DRC or an adjoining country;

●	Follow-up was conducted with all slow-to-respond suppliers, distributors and resellers; and

●	To the extent possible, a search of certain publicly available information was performed for conflicting information.

As of the date hereof, OCC has received a response (either written or oral) regarding the origin of the conflict minerals from all suppliers identified as providing parts to the Company that contain conflict minerals during calendar year 2013. However, some of the suppliers, distributors and resellers are not subject to the Act’s disclosure requirements and, to the extent they are intermediaries, have not yet completed gathering information from their underlying manufacturing suppliers. Based on the responses received, OCC has no reason to believe that the minerals used in the production of the products containing conflict minerals have originated in the DRC or an adjoining country.

A copy of OCC’s conflict minerals disclosure herein is publicly available at: www.occfiber.com/conflictminerals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OPTICAL CABLE CORPORATION

By:	/s/ TRACY G. SMITH
Name:	Tracy G. Smith
Title:	Senior Vice President and Chief Financial Officer

Dated: June 2, 2014